SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 ---------------------------------- FORM 10SB12G ---------------------------------- GENERAL FORM FOR REGISTRATION OF SECURITIES PERSUANT TO SECTION 12 (B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File Number: ---------------------------------- IKSORB ENTERPRISES, INC. (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER NEVADA 87-0673920 (STATE OF INCORPORATION) (I.R.S. EMPLOYER ID NO.) C/O 4700 South 900 East Suite 41B 84117-4959 Salt Lake City, UT (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) ( ZIP CODE) 800-870-1654 (REGISTRANT'S TELEPHONE NUMBER) SECURITIES TO BE REGISTERED PERSUANT TO 12 (B) OF THE ACT: NONE SECURITIES TO BE REGISTERED PERSUANT TO 12 (G0 OF THE ACT: 326,200 Title of each class Name of each exchange on which To be so registered Each class is to be registered Common stock: $0.001 par value N/A

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRATION WAS $0.01 AS OF MARCH 31ST 2001.

SHARES OF COMMON STOCK OUTSTANDING AS OF MARCH 31ST 2001: 326,200 PART ONE ITEM ONE DESCRIPTION OF BUSINESS Iksorb Enterprises, Inc. (hereafter Iksorb) was, on August 7, 2000, a Nevada Corporation in good standing which was originally organized on January 26, 1976. Its original charter provided that the Corporation " . . . may engage in any lawful activity." However, the contemplated purpose was to engage in investment and business operations related to mineral research and exploration. Iksorb is authorized to issue up to 1,000,000 common shares of a par value of One Mil ($.001). The Corporation was involuntarily dissolved on November 1, 1997 but was duly reinstated on August 7, 2000 pursuant to an application for reinstatement filed on June 19, 2000. The foregoing reinstatement actions were occasioned by a resolution of the duly appointed Board of Directors adopted on March 27, 1999. At the same meeting, a resolution was adopted to issue common shares to raise the minimal funds required to effect the reinstatement. Accordingly, common shares of Iksorb were authorized to be issued to certain shareholders for the consideration of funds contributed. On or about January 22, 1987, Iksorb began early discussions regarding the possibility of persuing a certain mining interest in Inyo County, California, namely "The Suitcase Mine," a property consisting of 13 unpatented lode and millsite claims. Iksorb based its deliberations on a recent geological survey and report which indicated proven reserves of high-grade gold ore that could be mined and milled profitably at an initial rate of 50 (Fifty) tons per day. Iksorb proposed the refurbishment of an existing mill to process the high-grade gold ores with plans for mill and mine expansion as cash flow funds were generated. Twenty Four (24)Union Carbide samples, gathered in June of 1975 from the ore zone in the main adit and inclined drift averaged 0.57 oz. Au/Ton. Samples taken from the Glory Hole walls averaged o.24 oz. Au/Ton over a thirty foot thickness and dump assays from the major workings ranged between 0.085 to 0.602 oz. Au/Ton. Later checks by Inspiration Copper Co. verified these results. High grade ore from the Glory Hole and Main Adit was trammed from the hill and packed around to the golden Eagle Mill Site. This ore reportedly had a cutoff grade of 2.5 oz Au/Ton because of the rugged terrain and the limited capacity of the gravity-cyanide mill. On or about March 24, 1987, the then duly appointed officers resolved that the three principal officers contribute $5,000.00 to Iksorb for the rehabilitation of the Suitcase Mine. Preliminary design plans for a 50 t.p.d. mill were subsequently presented to the Board. The proposed mill comprised a crushing and grinding circuit to reduce the ore to minus 100 Mesh. The extraction comprised separation and leaching with caustic cyanide solution. The haulage road was graded and compacted in areas that had been washed out. On or about February 24th, 1988, the Board learned of a permit holdup, and a possible delay in operations of up to 6 months. Permit approval was finally received. Suitcase Management felt, at that time, that it would be less costly to heap leach the ore. An outside consultant was duly contracted to test the feasability of this process. On or about April 12th, 1989, the feasability survey results recorded that the ore samples required finer grinding than anticipated increasing the agitation time to 72 hours; the ore samples were not amenable to heap leaching; the ore sample grade, however, promised a good profit; the Mill would have to be retrofitted to accomodate equipment yielding a finer grind. The Board, after considering its initial investment, and the uncertainty of the future of the "Suitcase Project" unanimously voted on Wednesday, April 12, 1989 that Iksorb withdraw from any further activity on the "Suitcase Project." March 27, 1999, the directors determined that the Company should become active and reinstated the Company with the State of Nevada and began seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company; its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having few assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company. The Company is filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act. Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate. The Company's principal executive offices are located in care of 4700 South 900 East STE 41B, Salt Lake City, Utah, 84117. Business of Issuer The Company has no recent operating history and no representation is made, nor is any intended, that the company will, in fact, be able to carry on future business activities successfully. Furthermore, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, opportunity or property that will be of material value to the Company. Management plans to continue investigate, research and, if justified, potentially acquire or merge with one or more business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity, and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity. Sources of Business Opportunities The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee-based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged nor any prospective consultants for these purposes. The Company does not intend to restrict its search to any specific business, nor has it entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities. Management is not presently in a position to actively seek or retain kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering. Evaluation Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful. Form of Potential Acquisition or Merger Presently,the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions. Because of the Company's current status and recent inactive status, and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises. Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates. In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner. Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time. Rights of Shareholders It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholder's would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction. Competition Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies. As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis. Facilities The Company is currently using as its principal place of business the residence of its President located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities. Industry Segments No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years. Item 2. Management's Discussion and Analysis or Plan of Operation The Company is considered a development stage company with no assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a shareholder and officer of the Company, specifically Vonzaa Hewitt ,the President and a Director of the Company. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation. In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger. Plan of Operation During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company. The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months. Item 3. Description of Property The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property. Item 4. Security Ownership of Certain Beneficial Owners and Management The following table sets forth information, to the best knowledge of the Company as of March 31, 2001, with respect to each person known by the Company to own beneficially more than Five Percent (5%) of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group. Name and Address Amount and Nature of Percent Owner Beneficial Beneficial Ownership of Class ----------------- -------------------- -------- Blau, Reva 20,000 6% 5646 S. 3100 W. Roy, UT 84067 Flecher, Susan 126 S. 1025 W. Kaysville, UT 84078 20,000 6% Hewitt, Brandon M. 20,000 6% 10901 S. Shady Dell Dr. Sandy, UT 84094 Poll, Jennifer 20,000 6% 905 E. South Weber Dr. South Weber UT 8445 Woodbury, Eric W. 20,000 6% 2161 E. 7800 S. South Weber UT 84405 Woodbury, Jane C. 20,000 6% 2161 E. 7800 S. South Weber UT 84405 Woodbury, Sarah P. 20,000 6% 2161 E. 7800 S. South Weber UT 84405 The Company has been advised that each of the above persons known to the company to be a shareholders of record has sole voting power over his or her shares. ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS The Directors and Executive Officers of the Company are as follows: NAME AGE TITLE HELD SINCE Hewitt, Vonzaa* 47 President 02/11/92 Hewitt, Brandon* 26 Director 02/11/92 Hewitt, Brandon 26 Secretary 02/11/92 Hewitt, Brandon 26 Treasurer 02/11/92 (*Vonzaa Hewitt and Brandon Hewitt are Mother and Son.) All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no Director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time. No Director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws. The business experience of each of the persons listed above during the past five years is as follows: VONZAA HEWITT: PRESIDENT Vonzaa Hewitt, M.A., currently works as Vice-Principal in the Utah Department of Education. BRANDON HEWITT: DIRECTOR,TREASURER, SECRETARY Brandon Hewitt curently works as Network Adminstrator for a consortium of privately held companies. Item 6. Executive Compensation The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended at December 31, 2000 and 1999 and the period January 28, 1976 (date of inception) to December 31, 2000. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company. Item 7. Certain Relationships and Related Transactions During the Company's last two fiscal years, there have not been any transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of an individual stockholder's immediate family. Item 8. Description of Securities Common Stock The Company is authorized to issue 100,000,000 shares of common stock, Par Value $0.001, of which 336,200 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable. Preferred Stock The Company does not have any preferred stock, authorized or issued. PART II Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company has made an application to the NASD for the Company's shares to be quoted on the National Quotation Bureau's Pink Sheets ("Pink Sheets"). The Company's application to the NASD consists of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the "Pink Sheets" permits price quotations for the Company's shares to be published by such service. The Company's common shares are not currently quoted. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. The Company's common stock has never traded in a public market. If and when the Company's common stock is traded in the Pink Sheet, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares. As of the date hereof, there were Twenty Four (24) holders of record of the Company's common stock. As of the date hereof, the Company has issued and outstanding 336,200 shares of common stock. Shares issued in transactions more than two years agomay be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. Dividend Policy The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations. Item 2. Legal Proceedings The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. Item 3. Changes in and Disagreements with Accountants Item 3 is not applicable to this Form 10-SB. Item 4. Recent Sales of Unregistered Securities All other issues of securities by the Company were made more than three years ago. INDEMNIFICATION OF DIRECTORS AND OFFICERS The Company's Articles and By-Laws provide for indemnification for liability, including expenses incurred in connection with a claim of liability arising from having been an officer or director of the Company for any action alleged to have been taken or omitted by any such person acting as an officer or director, not involving gross negligence or willful misconduct by such person. Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to made party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company's By-Laws provide that such a person shall be indemnified and held harmless to the fullest extent provided by Nevada law. Transfer Agent The Company has designated: Interstate Transfer Company Attention: Janis Patterson 6084 S. 900 E. Suite 101 Salt Lake City UT 84121 its transfer agent. PART F/S Financial Statements and Supplementary Data The Company's financial statements for the years ended at December 31, 2000 and 1999 and the period January 28, 1976 (date of inception) to December 31, 2000, have been examined to the extent indicated in the reports by: Andersen Andersen and Strong, L.C., Certified Public Accountants, Attention: Rex Andersen 941 E. 330 S. Suite 202 Salt Lake City UT 84106 and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Part F/S of this Form 10-SB. ITEM 5 SIGNATURES Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. IKSORB ENTERPRISES,INC. (REGISTRANT) BY:/s/ Vonzaa Hewitt -------------------- President, Iksorb Eneterprises, Inc. DATED: 10th DAY OF JULY, 2001 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 10th DAY OF JULY, 2001. /s/ Vonzaa Hewitt ------------------ VONZAA HEWITT, PRESIDENT /s/ Brandon Hewitt ------------------- BRANDON HEWITT, DIRECTOR, SECRETARY, TREASURER PART III ITEM 1. INDEX TO EXHIBITS THE FOLLOWING EXHIBITS ARE FILED WITH THIS REGISTRATION STATEMENT: Exhibit No. Description ----------- ----------- 27 Financial Data Schedule 3(i) Articles of Incorporation 3 (ii) Certificate of Amendment of Articles of Incorporation By-Laws 23 Consent of Independent Certified Public Accountant EXHIBIT 27 Andersen Andersen and Strong, L.C. ---------------------------------- Certified Public Accountants and Business Consultants Member SEC Practice Section of the AICPA 941 E. 3300 S. Suite 202 Salt Lake City UT 84106 Board of Directors Iksorb Enterprises, Inc. Salt Lake City, Utah REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS We have audited the accompanying balance sheets of Iksorb Enterprises, Inc. (a development stage company) at December 31, 2000, and the results of operations, changes in member's equity, and cash flows for the years ended December 31, 2000 and 1999, and the period January 28, 1976 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iksorb Enterprises, Inc. at December 31, 2000 and 1999, and the period January 28, 1976 (date of inception) to December 31, 2000, in conformity with generally accepted accounting principles. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have the working capital to service its debt or for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. IKSORB ENTERPRISES, INC. (Development Stage Company) BALANCE SHEET December 31, 2000 -------------------------------------------------------------------------------- ASSETS CURRENT ASSETS Cash $ - ------- Total Current Assets $ - ------- LIABILITIES AND STOCKHOLDERS' EQUITY CURRENT LIABILITIES Accounts Payable $ 1,800 ------- Total Current Liabilities $ 1,800 ------- STOCKHOLDERS' EQUITY Common Stock 100,000,000 shares authorized, at $0.01 par value; 326,200 shares issued and outstanding. 326 Capital in excess of par value 11,990 Deficit accumulated during the (14,116) development stage Total Stockholder's Deficiency (1,800) $ - ======= The accompanying notes are an integral part of these financial statements. IKSORB ENTERPRISES, INC. (Development Stage Company) STATEMENT OF OPERATIONS For the Years Ended December 31, 2000 and 1999 and the Period January 28, 1976 (Date of Inception) to December 31, 2000 -------------------------------------------------------------------------------- Dec 31, Dec 31, Jan 28, 1976 2000 1999 to Dec 31, 2000 ---------- ---------- --------------- REVENUES $ - $ - $ - EXPENSES 2,300 316 14,116 ------ ------ ------ NET LOSS $(2,300) (316) (14,116) ====== ====== ====== NET LOSS PER COMMON SHARE Basic $ - $ - ------ ------ AVERAGE OUTSTANDING SHARES Basic 326,200 89,000 ------- ------ The accompanying notes are an integral part of these financial statements. IKSORB ENTERPRISES (Development Stage Company) STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY For the Period January 28, 1976 (Date of Inception) to December 31, 2000 -------------------------------------------------------------------------------- Common Stock Capital Shares Amount in excess of Accumilated Par Value Deficit ------ ------ ----------- ----------- Balance January 28, 1976 - $ - $ - $ - (date of inception) Issuance of common stock for cash at $1.00 - March 24, 1987 10,000 10 9,990 - Contributions to capital - expenses - related parties - - 1,500 Net operating loss for the - - - (1,500) period January 28, 1976 to December 31, 1986 Net operating loss for the - - - (10,000) year ended December 31, 1987 Issuance of common stock for cash at $0.001 - April 5, 316,200 316 - - 1999 Net operating loss for the year ended December 31, 1999 - - - (316) ======= ======= ======== ========== Balance December 31, 1999 326,200 326 11,490 (11,816) Contributions to capital - expenses - related parties - - 500 - Net operating loss for the year ended December 31, 2000 - - - (2,300) ------- ------- -------- ---------- Balance December 31, 2000 326,200 326 11,990 (14,116) ======= ======= ======== ========== The accompanying notes are an integral part of these financial statements. IKSORB ENTERPRISES, INC. (Development Stage Company) STATEMENT OF CASH FLOWS For the Years Ended December 31, 2000 and 1999 and the Period January 28, 1976 (Date of Inception) to December 31, 2000 -------------------------------------------------------------------------------- CASH FLOWS FROM OPERATING ACTIVITIES Dec 31, Dec 31, Jan 28, 1976 2000 1999 to Dec 31, 2000 ------- ------- --------------- Net Loss $(2,300) $(316) $(14, 116) Adjustments to reconcile net loss to net cash provided by operating activities Changes in Accounts Payable 1,800 - 1,800 Contributions to capital - expenses 500 - 2,000 ------- ------- ------- Net decrease in Cash From Operations - (316) (10,316) ------- ------- ------- CASH FLOWS FROM INVESTING ACTIVITIES - - - ------- ------- ------- CASH FLOWS FROM FINANCING ACTIVITIES Proceeds from issuance of Common stock - 316 10,316 ------- ------- ------- Net increase in cash - - - Cash at Beginning of Period - - - ------- ------- ------- Cash at End of Period - - - ======= ======= ======= The accompanying notes are an integral part of these financial statements. IKSORB ENTERPRISES, INC. (Development Stage Company) NOTES TO FINANCIAL STATEMENTS -------------------------------------------------------------------------------- 1. ORGANIZATION The Company was incorporated under the laws of the State of Nevada on January 28, 1976 with authorized common stock of 2,500 with no par value. on April 18, 1989 the authorized common stock was increased to 40,000 shares at $0.10 par value and on April 19, 2000 the authorized was increased to 100,000,000 common shares at $0.001 par value. This report has been prepared shaowing a par value of $0.001 from inception. The Company was organized for the purpose of acquiring and developing ineral properties and after 1990 became inactive. The Company is in the Development Stage. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Accounting Methods ------------------ The Company recognizes income and expenses based on the accrual method of accounting. Dividend Policy --------------- The Company has not yet adopted a policy regarding payment of dividends. Income Taxes ------------ On December 31, 2000, the Company had a net operating loss carryforward of $14,116. The tax benefit of $4,234 from the loss carryforward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The loss carryforward will expire in 2022. Basic and Diluted Net Income (Loss) Per Share --------------------------------------------- Basic net income (loss) per share amounts are computed based on the average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exersise becomes antidilutive and then only the basic per share amounts are shown in this report. IKSORB ENTERPRISES, INC. (Development Stage Company) NOTES TO FINANCIAL STATEMENTS (Continued) -------------------------------------------------------------------------------- 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued Financial Instruments --------------------- The carrying amounts of financial instruments, including the accounts payable, are considered by management to be their estimated fair values. Estimates and Assumptions ------------------------- Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed ion preparing these financial statements. Other Recent Accounting Pronouncements -------------------------------------- The Company does not expect that the adoption of other recent accounting pronouncements to have any material impact on its financial statements. 3. RELATED PARTY TRANSACTIONS Related parties have 12% of the common stock issued. 4. GOING CONCERN Continuation of the Company as a going concern is dependent upon obtaining additional working capital to service its debt and for its planned activity and the management of the Company has developed a strategy which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate for the coming year. EXHIBIT 3.1 ARTICLES OF INCORPORATION AND AMENDMENT ARTICLES OF INCORPORATION ------------------------- OF -- IKSORB ENTERPRISES, INC. ------------------------ [Date Stamp] FILED IN THE OFFICE OF THE SECRETARY OF STATE OF THE STATE OF NEVADA JAN 28 1976 WM. SWACKHAMER - SECRETARY OF STATE /s/ WM SWACKHAMER No. 336-76 KNOW ALL MEN BY THESE PRESENTS: ------------------------------ That we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a corporation under the laws of the State of NEvada, and to that end we do hereby certify: I. That the name of this corporation is: IKSORB ENTERPRISES, INC. II. That the location of the principal office of this corporation within the State of Nevada is 43 North Sierra Street, Reno, Nevada, and the resident agent in charge of said office is Charles M. McGee, but this corporation may maintain an office or offices in such other place or places, within or without the State of Nevada, as may be from time to time designated by the Board of Directors or by the Bylaws of said corporation, and this corporation may conduct all corporate business of every kind or nature, including the holding of all meetings of directors and stockholders outside the State of Nevada the same as in the State of Nevada. III. That the Corporation may engage in any lawful activity. IV. That the capital of the corporation shall consist of twenty-five hundred (2500) shares of capital common stock, having no par value. V. That the capital stock and the holders thereof shall not, after the amount of the subscription price has been paid in, be subject to any assessment to pay the debts of the corporation or for any other purpose. VI. That the members of the governing board shall be styled Directors and the number of the first Board of Directors shall be two (2) provided, however, that the Board of Directors may at any meeting by resolution, increase the number of such Board of Directors to not more than five (5), or decrease the number of such directors to not less than two (2). The names and post office addresses of the first Board of Directors are as follows: Tony W. Broski, Jr. 2208 Howard Drive Reno, Nevada Mary Ann Broski 2208 Howard Drive Reno, Nevada VII. That the name and post office address of each incorporator signing the Articles of Incorporation are as follows: Marie Anderson 663 St. Lawrence St. Reno, Nevada Doris W. VanCitters 2386 Westfield Ave. Reno, Nevada Carol Miller 133 Mt. Rose, #2 Reno, Nevada VIII. This corporation is to have perpetual existence. IN WITNESS WHEREOF, we have hereunto set our hands this 23rd day of January, 1976. /s/ Marie C. Anderson --------------------- MARIE C. ANDERSON /s/ Doris W. VanCitters ----------------------- DORIS W. VANCITTERS /s/ Carol Miller ---------------- CAROL MILLER STATE OF NEVADA ) : County of Washoe ) On this 23rd day of January. 1976, personally appeared before me, a Notary Public, MARIE ANDERSON, DORIS W. VanCITTERS and CAROL MILLER. who acknowledged that they executed the above Articles of Incorporation. /s/ William C. Saxford, Jr. --------------------------- WILLIAM C. SAXFORD JR. My commission expires Nov. 15, 1979 EXHIBIT 3.2 CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION IKSORB ENTERPRISES, INC. [Certification Stamp] FILED# C330-76 -------------- JUL 05 2001 IN THE OFFICE OF /s/ Dean Heller DEAN HELLER, SECRETARY OF STATE The undersigned, Vonzaa Hewitt, President of Iksorb Enterprises, Inc., does hereby certify that the Shareholders of said corporation at a meeting duly convened, held on the 19th Day of April, 2000 adopted a resolution to amend the original articles as follows: Article IV which presently reads as follows: That the capital of the corporation shall consist of twenty five hundred (2,500) shares of capital common stock, having no par value. Hereby amended to read as follows: The total authorized capital stock of the COrporation is 100,000,000 shares of Common Stock, with a par value of $0.001 (1mil.) Article V which presently reads as follows: That the capital stock and the holders thereof shall not, after the amount of the subscription price has been paid in, be subject to any assessment to pay the debts of the corporation or for any other purpose. Hereby amended to read as follows: All stock when issued shall be deemed fully paid and non-assessable. No cumulative voting, on any matter to which stockholders shall be entitled to vote, shall be allowed for any purpose. The authorized stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall, from time to time, determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of stock of this Corporation. Article VI which presently reads as follows: That the members of the governing board shall be styled Directors and the number of the first Board of Directors shall be two (2) provided, however, that the Board of Directors may at any meeting by resolution, increase the number of such Board of Directors to not more than five (5), or decrease the number of such directors to not less than two (2). Is hereby amended to read as follows: The Directors are hereby granted the authority to do any act on behalf of the Corporation as may be allowed by law. Any action taken in good faith, shall be deemed appropriate and in each instance where the Business Corporation Act provides the that the Director may act in certain instances where the Articles of Incorporation so authorize, such action by the Directors, shall be deemed to exist in these Articles and the authority granted by said Act shall be imputed hereto without the same specifically having enumerated herein. The Board of Directors may consist of from one (1) to nine (9) directors, as determined, from time to time, by the existing Board of Directors. THE FOLLOWING NEW ARTICLES ARE HEREBY ADOPTED --------------------------------------------- ARTICLE VIII COMMON DIRECTORS As provided by Nevada Revised Statutes 78.140, without repeating the section in full here, the same is adopted and no contract or other transaction between this Corporation and any of its Officers, Agents or Directors shall be deemed void or voidable solely for that reason. the balance of the provisions of the code cited, as it now exists, allowing such transactions, is hereby incorporated in this Article as though more fully set-forth, and such Article shall be read and interpreted to provide the greatest latitude in its application. ARTICLE IX LIABILITY OF DIRECTORS AND OFFICERS No Director, Officer or AGent, to include counsel, shall be personally held liable to the Corporation or its Stockholders for monetary damage for and breach shall be presumed that in accepting the position as an Officer, Director, Agent or Counsel, said individual relied upon and acted in reliance upon the terms and protections provided for by this Article. Notwithstanding the foregoing sentences, a person specifically covered by this Article, shall be liable to the extent provided by applicable law, for acts or ommissions which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of dividends in violation of NRS 78.300. ARTICLE X ELECTION REGARDING NRS 78.378 - 78.3793 AND 78.411 - 78.444 This corporation shall NOT be governed by nor shall the provisions of NRS 78.378 through and including 78.444 in anyway whatsoever affect the management, operation or be applied in this Corporation. This Article may only be amended by a majority vote of not less that 90% of the then issued and outstanding shares of the Corporation. A quorum of outstanding shares for voting on an Amendment to this Article shall not be met unless 95% or more of the issued and outstanding shares are present at a properly called and noticed meeting of the Stockholders. The super-majority set-forth in this Article only applies to any attempted amendment to this Article. The number of shares of the corporation outstanding and entitled to vote on an amendment to the articles of incorporation is 2,500; that the said change(s) and ammendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon. /s/ Brandon Hewitt ------------------ BRANDON HEWITT, SECRETARY /s/ Vonzaa Hewitt ----------------- VONZAA HEWITT, PRESIDENT Before me, a NOTARY PUBLIC, personally appeared Brandon Hewitt who acknowledged that he executed the above instrument. Before me, a NOTARY PUBLIC, personally appeared Vonzaa Hewitt who acknowledged that she executed the above instrument. /s/ Blane F. van Pletzen ------------------------ BLANE F. VAN PLETZEN My commission expires August 31, 2003 EXHIBIT 23 Consent of Independent Certified Public Accountant Andersen Andersen and Strong, L.C. ------------------------------- Certified Public Accountants and Business Consultants Member SEC Practice Section of the AICPA 941 E. 3300 S. Suite 202 Salt Lake City UT 84106 Board of Directors Iksorb Enterprises, Inc. Salt Lake City, Utah Andersen, Andersen and Strong hereby consents that the accompanying balance sheets of Iksorb Enterprises, Inc. (a development stage company) at December 31, 2000, and the results of operations, changes in member's equity, and cash flows for the years ended December 31, 2000 and 1999, and the period January 28, 1976 (date of inception) to December 31, 2000 may be included in this Form 10SB12G. /s/ Andersen, Andersen and Strong --------------------------------- ANDERSEN, ANDERSEN AND STRONG.